Exhibit (m)(11) under Form N-1A

Exhibit 1 under Item 601/Reg. S-K

EXHIBIT EE

to the

Distribution Plan

MONEY MARKET OBLIGATIONS TRUST:

Federated Government Obligations Fund

Administrative Shares

This Exhibit to the Distribution Plan is adopted by Money Market Obligations Trust on the 18th day of August, 2017, with respect to the Class of Shares of the portfolio of the Trust set forth above.

As compensation for the services provided pursuant to this Plan, FSC will be paid a monthly fee computed at the annual rate of 0.25 of 1% of the average aggregate net asset value of the Class of Shares of the portfolio of Money Market Obligations Trust set forth above held during the month.

Witness the due execution hereof this 1st day of September, 2017.

MONEY MARKET OBLIGATIONS TRUST

By:/s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President